TSX, NYSE: AKG

ASANKO GOLD MINE APPROVED FOR CONSTRUCTION

Highlights:

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Board approval to proceed with construction of fully permitted Phase 1 Asanko Gold Mine.

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Capital Control Budget Estimate (“CBE”) of US$295 million, in-line with Definitive Feasibility Study1 (“DFS”), and fully financed with US$231million2 cash and US$150 million3 project debt facility.

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Preliminary mine planning, based on the updated Mineral Resource Estimate (“MRE”), confirms mine plan in-line with DFS, producing 2.25 million ounces of gold over 11.5 year life of mine (“LoM”).

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Definitive Project Plan with updated MRE to be published as an NI 43-101 compliant technical report by Q4 2014.

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Ground breaking planned in Q3 2014 with first gold pour expected in Q1 2016.

Vancouver, British Columbia, July 17 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce that the Board of Directors have made a positive financial investment decision to proceed with the construction of Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana.

Phase 1 is based on the construction of the Obotan Gold Project which was acquired during the takeover of PMI Gold Corporation (“PMI Gold”) in February 2014. Phase 2 anticipates the inclusion of the adjacent Esaase deposit.  Early works at the project site has been underway since April in preparation for a positive investment decision with progress on schedule.  Project construction will commence shortly, with ground breaking expected within the next month. First gold is targeted in Q1 2016, with steady stage production anticipated in Q2 2016.

Asanko’s President and CEO, Peter Breese, said: “The Board’s approval of Phase 1 of the Asanko Gold Mine is the first step towards achieving our vision of becoming a mid-tier gold producer.  Our detailed engineering work to-date has confirmed the robustness of the Project, with the CBE in-line with PMI Gold’s 2012 DFS. Now that we have approved the Project, we are targeting steady state production of approximately 200,000 ounces per year in Q2 2016.

With the Project fully permitted, financed and a team of experienced mine builders and operators in place, we will, in parallel with construction, continue with our growth strategy.  In particular we have begun to evaluate the optimal way to implement Phase 2 in order to bring to account the additional 2.2 million ounces of Mineral Reserves4 at Esaase, while capturing the synergies we forecast when we acquired PMI Gold and created the Asanko Gold Mine.”

Asanko Gold Mine - Phase 1

Phase 1 is based on PMI Gold’s DFS for the Obotan Project, published in September 2012.  The DFS targeted approximately 2.25 million ounces of gold production over an 11.5 year LoM via an open pit contractor mining operation and a 3Mtpa carbon-in-leach (“CIL”) processing plant.  The primary source of feed material for the CIL plant was the Nkran pit with satellite pits at Adubiaso, Abore and Asuadai being mined later in the mine life.  The DFS estimated capital costs of US$296.6 million, cash operating costs of

US$626/oz (US$722/oz including royalty and refining costs) and projected robust economic returns at US$1,300/oz gold.

Since acquiring PMI Gold earlier this year, the Company has updated the capital cost estimate to a higher level of accuracy suitable for use as a project CBE.  The recently completed CBE estimates a capital cost of US$295 million including contingency for estimating inaccuracy and owner’s contingency (see table below).  The capital estimate is generally considered accurate to +/- 5%.

The CBE was designed on a modular basis to cater for the possible inclusion of Phase 2 of the AGM on the same site.  Phase 1 has incorporated sufficient plant terracing and designed the plant layout and infrastructure to cater for the potential of Phase 2.

Asanko Gold Mine – Phase 1	Capital Estimate (US$ million)
Process plant	85.48
Mining (pre-production costs)	70.59
Power infrastructure	18.18
Buildings, offices and accommodation	12.31
TSF, WRD, ROM, water supply, civil works	23.08
CSR, owners team, G&A	47.37
EPCM	15.51
Sub total	272.52
Contingency & estimating inaccuracies	22.75
Total	295.27

Asanko is currently finalizing the updated MRE for the Nkran, Adubiaso, Abore and Asuadai deposits and does not anticipate that the MRE will be materially different to the current disclosure.  Based on the revised MRE, a preliminary mine plan has been prepared.  The Definitive Project Plan is not expected to be materially different to the DFS mining plan of 2.25 million ounces of gold produced over an 11.5 year LoM.

The Company is continuing to work on detailed mine planning and pit sequencing optimizations, including a mine plan for the recently discovered near-mine deposit Dynamite Hill.  This detailed mine plan will be included in the Definitive Project Plan, along with updated operating costs and economic return calculations.  The results of the Definitive Project Plan are expected to be published by Q4 2014 in a revised NI 43-101 report for the Project.

Phase 1 Project Schedule and Key Milestones

The Company’s key Project timelines remain on schedule:

Original Guidance  Current Status

Commence early works

Q2 2014

Nearing Completion

Near mine resource definition drilling at Dynamite Hill

Q2 2014

Complete

Finalize revisions to the Red Kite financing arrangements

Q2 2014

Complete

Investment Decision for Phase 1

Q3 2014

Complete

Definitive Project Plan including updated MRE

Q4 2014

Ongoing

Commence Project Construction

Q3 2014

Start - August

Evaluate trade off studies for Phase 2

Q4 2014

Underway

Commissioning and Ramp-up

Q1 2016

Q1 2016

Steady State Production of >200,000 oz/year

Q2 2016

Q2 2016

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

Notes:

1.

PMI Gold Corporation’s Definitive Feasibility Study (“DFS”) on the Obotan Project, published in September 2012.  See filing on www.sedar.com.

2.

Estimated cash balance as at June 30, 2014.

3.

Project debt facility arranged with Red Kite Mine Finance.  See news release dated July 14, 2014.

4.

Mineral Reserve for Esaase contains 22.9Mt grading 1.43g/t Au for 1.05 million ounces of Proven and 22.5Mt grading 1.40g/t Au containing 1.32 million ounces of Probable as reported in the NI43-101 Technical Report filed on SEDAR on June 27, 2013.

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa. The mine will be developed in phases.  Phase 1 has been approved and construction will commence in Q3 2014, with first gold is targeted in Q1 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

Qualified Persons Statement

Qualified Persons in Respect of Technical Disclosure

The information in this release that relates to Esaase Mineral Reserves is based on information compiled by Mr. Thomas Obiri-Yeboah. Mr. Thomas Obiri-Yeboah is the Senior Mining Engineer of DRA Mineral Projects Mining Division. Mr. Thomas Obiri-Yeboah is a Member of the South African Institute of Mining and Metallurgy and has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. He has verified the Esaase reserve data disclosed in this news release.

The information in this release that relates to Esaase in-situ Mineral Resources is based on information compiled by Mr Charles Muller of Minxcon. He is a Member of the Australasian Institute of Mining and Metallurgy and has sufficient experience, which is relevant to the style of mineralisation and type of deposit under consideration, and to the activity he is undertaking, to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code) and is a "Qualified Person" under National Instrument 43-101 - 'Standards of Disclosure for Mineral Projects'. He has verified the data disclosed in this release in connection with Esaase including sampling, analytical and test data underlying the information contained in this release. Mr Muller consents to the inclusion of such information in this release in the form and context in which it appears.

Information that relates to Mineral Resources at the Obotan Gold Project is based on a resource estimate that has been carried out by Mr Peter Gleeson, a full time employee of SRK Consulting. Mr Gleeson is a Member of the Australian Institute of Geoscientists (MAIG). Information that relates to Mineral Reserves at the Obotan Gold Project is based on a reserve estimate that has been carried out by Mr Ross Cheyne, a full time employee of Orelogy Mining Consultants. Mr Cheyne is a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM). Both have sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity undertaken to qualify as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC), and as a Qualified Person (by ROPO) as defined in terms of NI43-101 standards for resource estimate of gold. Mr Gleeson and Mr Cheyne have more than 5 years' experience in the field of exploration results and of resource/reserve estimation and consent to and approve the inclusion of matters based on information in the form and context in which it appears.

The Mineral Resource and Mineral Reserve estimates have been prepared in accordance with the 2010 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserve as incorporated by reference in National Instrument 43-101 of the Canadian Securities Administrators, and is consistent with the Australasian Guidelines and Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (Revised December 2007) as prepared by the Joint Ore Reserves Committee of the AusIMM, AIG and MCA (JORC).

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